Exhibit 2

DIRECTORS AND EXECUTIVE OFFICERS OF WJ MANAGEMENT

The name, business address, present principal employment and citizenship of the sole director of WJ Management are set forth below.

Name	Business Address	Present Principal Employment	Citizenship
Dejun Yu	ROOM 1604 16/F OFFICEPLUS@SHEUNG WAN93-103 WING LOK ST SHEUNG WAN HK	Director of WJ Management	Singapore

WJ Management is 100% owned by Mr. Dejun Yu. Mr. Yu is the sole director of WJ Management.